March 19, 2024

March 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell
Re:	APRINOIA Therapeutics Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed February 26, 2024 File No. 333-276696

Ladies and Gentlemen:

On behalf of our client, APRINOIA Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 5, 2024 (the “Comment Letter”) in relation to the above-captioned Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”).

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

As certain of the Staff’s comments may result in further changes to the Company’s disclosure, the Company intends to file Amendment No. 2 to the Company’s Registration Statement on Form F-1 after it receives the Staff’s further comments to the Company’s responses herein.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	We note your revised disclosure in response to prior comment 1 and reissue in part. Please revise to describe the ADDF’s “rigorous scientific review process.”

In response to the Staff’s comment, the Company proposes to revise the disclosure in relation to the ADDF’s “rigorous scientific review process” on pages 3 and 88 of Amendment No. 1 as follows (with changes marked in italics, deletions a strike-through and additions underlined):

“Our tau degrader program is supported by Alzheimer’s Drug Discovery Foundation (“ADDF”) following their ~~rigorous~~ scientific review of the program which included an independent review by external scientists from academia and industry, who are members of the foundation’s Scientific Review Board in addition to a review by members of the foundation’s ~~process~~ Business Review Board.”

Our Pipeline, page 4

2.
We note your revised disclosure indicating that you plan to submit an NDA for APN-1607 in the fourth quarter of 2026. Given that you have yet to commence or complete the Phase 3 trial for this product candidate, please revise here and throughout to remove this statement. You may state when you anticipate commencing the pivotal trial for APN-1607.

In response to the Staff’s comment, the Company proposes to revise the disclosure in relation to the NDA submission for APN-1607 on pages 5, 90, 95 and 102 of Amendment No. 1 as follows (with changes marked in italics, deletions a strike-through and additions underlined):

Pages 5, 90 and 95 of Amendment No. 1:

“We plan to implement this trial in the fourth quarter of 2024 in the United States, Europe, the United Kingdom, Japan and Taiwan ~~and submit results from this trial, if positive, in an NDA as a basis for regulatory approval in the United States in the fourth quarter of 2026, and subsequently seek marketing authorization in Europe and Asia~~.”

Page 102 of Amendment No. 1:

“We plan to implement this trial in the fourth quarter of 2024 in the United States, Europe, the United Kingdom, Japan and Taiwan ~~and submit results from this trial, if positive, in an NDA as a basis for regulatory approval in the United States in the fourth quarter of 2026, and subsequently seek marketing authorization in Europe and Asia. We plan to implement the trial in the United States, Europe, the United Kingdom, Japan and Taiwan and submit results from this trial, if positive, as a basis for regulatory approval in the United States, with the eventual goal of gaining marketing authorization in Europe and Asia~~.”

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

Risk Factors

General Risk Factors

An active trading market for our ordinary shares may not be available…., page 53

3.
Please revise this risk factor to clearly state that stock price volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company proposes to revise the disclosure to include the following paragraph to the end of this risk factor on page 54 of Amendment No. 1:

“Further, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The stock price volatility, including any stock run up, may be unrelated to our actual or expected operating performance and financial condition or prospects. As a result, potential investors may find it difficult to assess the rapidly changing value of our securities.”

Capitalization, page 64

4.	Please revise your filing to clearly describe the nature of the transaction that resulted in a $4.45 million increase to your cash on a pro forma basis.

In response to the Staff’s comment, the Company proposes to revise the disclosure to include the following note to describe the nature of the $4.45 million increase to the Company’s cash on a pro forma basis on page 64 of Amendment No. 1:

“(3)    Cash as of June 30, 2023 on a pro forma basis increases by $4.45 million compared to our cash as of June 30, 2023 on an actual basis, reflecting, subsequent to June 30, 2023 and up to the date of this prospectus, (i) the issuance of four new convertible promissory notes for an aggregate of cash proceeds of $4.50 million, and (ii) the repayment of one convertible promissory note for $0.05 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Subsequent Events — Issuance and Renewal of Convertible Promissory Notes” for more details.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 83

5.
We note that you have updated your filing with an estimated price range. As previously requested in comment 15 of our December 8, 2023 comment letter, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. Please discuss with the staff how to submit your response.

The Company respectfully advises the Staff that it has submitted the response through confidential submission system.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

Business

Summary of Safety for APN-1607, page 94

6.
We note your revised disclosure in response to prior comment 3. Please revise to remove your statement that APN-1607 “was demonstrated to have a favorable safety profile.” You may describe the data supporting your conclusion.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 94 of Amendment No. 1 as follows (with changes marked in italics and deletions a strike-through):

“As of May 31, 2023, between investigator initiated and our studies, APN-1607 had been administered to approximately 2,853 healthy adults and patients with a broad range of primary and secondary tauopathies, including PSP, as well as other disorders associated with tau aggregation, such as AD, FTD, CBS, and traumatic brain injury. A total of 67 AEs and one SAE had been reported by 43 subjects. The SAE was not attributed to APN-1607 and all AEs were mild or moderate in severity, resolved without intervention and, importantly, were also not considered to be related to APN-1607. Across all sponsor- and investigator-initiated studies, APN-1607 was well tolerated~~, and was demonstrated to have a favorable safety profile~~.”

Preclinical Results, page 105

7.
We note your revised disclosure providing data from preclinical tests for APNmAb005. Please revise to state whether any of these tests were powered for statistical significance. If so, revise to provide the p-values and state whether the results were statistically significant.

In response to the Staff’s comment, the Company proposes to revise relevant disclosure in relation to preclinical results on pages 106, 107, 110 and 111 of Amendment No. 1 as follows (with changes marked in italics, deletions a strike-through and additions underlined):

Pages 106 and 107 of Amendment No. 1:

“One of the lessons learned from the development of anti-amyloid antibody in the past 20 years is the importance of selective binding to disease relevant proteins, which reduces side effects but also allows for more effective treatment. As shown in the figure below, APNmAB005 shows ~~selectivity for~~ selective binding to pathological forms of tau in AD brains but not normal tau. The data is a representative of at least three independent dot blot binding assays and error bars are the standard deviations of three replicates in the experiment.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

Evidence for a pharmacodynamic effect for APNmAb005 is shown in the figure below, where APNmAB005 is shown to dose dependently block tau seeding in a cellular assay. It is believed that pathological tau released to extracellular space entering normal cells can act as seeds to promote tau aggregate development and contribute to disease progression.  In this experiment incubation of tau from brain lysates led to the development of tau aggregates as detected by antibody staining (green spots in upper panels) while co-incubation with APNmAb005 reduced tau aggregates by approximately 60%. The graph on the right is representative of more than three independent runs of quantification of tau aggregates by high content imaging analysis.  Error bars represent standard deviation of images from n=9 replicate wells in a 96-well plate ~~dose dependent manner in a well-established in vitro model of tau seeding, a phenomenon that is believed to occur in the AD brain and contributes to disease progression~~.

“In addition, as shown in the figure below, chronic administration of APNmAb005 significantly ameliorates the neuronal loss in CA1 region in rTg4510 mice, an animal model that genetically overexpresses human tau mutant P301L protein. A high dose of ~~APNmAb-005 can neutralize~~ APNmAb005 neutralizes the secreted tau and ~~reduce~~ reduces the synaptic loss. The figure on the left shows representative immunostaining of the hippocampal formation with NeuN antibody and the figure on the right is the image quantification. The group size n=15 was designed to achieve 80% power of the study and the statistics was using One-Way ANOVA in GraphPad software.

APNmA005 rescues neuronal loss in the CA1 region and Dentate Gyrus of rTg4510 mouse brains

PBS
10 mg/kg
50 mg/kg
CA1
DG
Red: NeuN
Blue: DAPI
CA1
DG
% of area
100
80
60
40
20
*
**
PBS
10 mg/kg
50 mg/kg

Animal: n=15, all males
Route: Intra-peritoneal
Frequency: Weekly
Duration: 12 weeks (3-6 month old)
*: $p < 0.05$; **: $p < 0.01$

”

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

Page 110 of Amendment No. 1:

“Preclinical Results and Plans

Using our cellular tau degrader assay we have identified compounds that may selectively degrade the pathological tau aggregates while sparing the native (healthy) tau. As shown below, these results were confirmed in a rat primary neuron assay. Our lead compound (TPD-3) has demonstrated in vivo degradation activity in a mouse tauopathy model. Our current effort is focusing on further screening and optimizing the physicochemical properties of tau degraders with the goal to identify lead candidates for IND-enabling preclinical studies and eventual clinical development. The cellular assays in A and B are representatives of more than three independent runs and error bars are SD of n=3 replicates in one experiment. The graph in C is the preliminary study of a single intravenous dose at 25 mg/kg.

”

Page 111 of Amendment No. 1:

“Preclinical Results

We have developed a human dopaminergic neuronal model to test α-Syn soluble oligomer degradation with our compounds. Upon screening with our proprietary degrader library, we have identified several α-Syn degraders as shown in A and B below, which demonstrate characteristics of a PROTAC-based mechanism resulting in proteasome-mediated degradation ~~(see figures below~~ as shown in C~~)~~. The cellular data here are representative of more than three independent runs and error bars are standard deviation from three replicate wells in a 96-well plate. Our lead Compound (TPD-2) has also shown degradation of α-Syn in a transgenic mouse model expressing human wild-type α-Syn after given a single intravenous dose at 25 mg/kg. Our current effort, including toxicology studies, is focusing on optimizing the drug properties of our degrader for preclinical candidate selection and eventual clinical development.

”

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

March 19, 2024

License Agreements and Collaborations

Research Collaboration Agreement with Lundbeck and Abbvie, page 112

8.
We note your response to prior comment 4 and reissue in part. Please revise to describe the material terms of your agreement with Lundbeck and AbbVie, including the obligations of all parties to the agreement, the aggregate payments made and/or received to date, the aggregate amounts of all potential milestone payments, quantify any royalty rates or provide a reasonable range, disclose who will own rights to technologies arising from the collaboration, who will have commercialization rights and disclose term and termination provisions. To the extent that any of these terms have not been negotiated pursuant to the existing collaboration agreement, please advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that (i) no milestone payments, royalty rates or range, or other monetary obligations have been negotiated pursuant to the existing collaboration agreements, (ii) as such, no payments have been made or received to date, and (iii) no commercialization rights have been negotiated pursuant to the existing collaboration agreements. The Company further proposes to revise the disclosure in relation to the research collaboration agreement with Lundbeck and Abbvie on page 112 of Amendment No. 1 as follows to add more description of the obligations of all parties to the agreement, who will own rights to technologies arising from the collaboration, and the term and termination provisions (with changes marked in italics, deletions a strike-through and additions underlined):

“On December 20, 2018, we entered into the Research Collaboration Agreement, as amended and restated from time to time, with Lundbeck and Abbvie (the “Research Collaboration Agreement”), pursuant to which the three parties are collaborating on Stage 1 of the project (the “Project”) to evaluate and develop α-Syn PET tracers, designed to reveal the brain accumulation of pathological α-synuclein proteins, a hallmark for α-synucleinopathies such as PD and MSA. We granted Lundbeck and Abbvie, during the term of the Research Collaboration Agreement, a paid-up, non-exclusive, worldwide, non-transferable right to use our experimental α-Syn PET tracer compounds and our related pre-existing intellectual property solely to perform activities under the Project. ~~Under the Research Collaboration Agreement, the parties have the option to enter into a further development of a clinical candidate.~~ The activities of Stage 1 are conducted under the direction of individual principal investigators designated by each party, and each party is responsible for using commercially reasonable efforts to carry out its respective activities at its own cost. ~~We granted Lundbeck and Abbvie, during the term of the Research Collaboration Agreement, a paid-up, non-exclusive, worldwide, non-transferable right to use our experimental α-Syn PET tracer compounds and our related pre-existing intellectual property.~~ All arising intellectual properties, including any discoveries, inventions, improvements, know-how and further development which solely relate to the compounds used by any party under the Research Collaboration Agreement (the “Arising IP”), will be owned solely by us. Each party shall own all results (the “Results”) generated solely by such party, including but not limited to, data including raw data, information, analysis, documents, reports, know-how, discoveries, inventions and improvements generated by the parties during the term of the agreement through conduct of the Project, except for Arising IP. Each party grants to the other parties a worldwide, perpetual, non-exclusive, paid-up license to use the party’s Results and reports summarizing such Results for any purpose. ~~We own all intellectual property rights arising from the Research Collaboration Agreement.~~ Upon completion of Stage 1, Lundbeck and Abbvie have an option to continue the collaboration into Stage 2 on the terms to be negotiated. Under the Research Collaboration Agreement, the parties have the option to enter into a further development of a clinical candidate. The Research Collaboration Agreement shall remain in full force and effect until the earlier of (i) completion of the Project, (ii) December 31, 2024 or (iii) termination by one party on certain days prior written notice to the other parties.”

* * *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Lana Gladstein, General Counsel, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Winston & Strawn LLP